Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
March 23, 2021
VIA EDGAR
Mr. John Ganley
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Ganley:
The following are responses to the comments that we received from you by telephone on March 12, 2021 regarding Post-Effective Amendment No. 288 to the Registration Statement on Form N-1A for the Direxion Hydrogen ETF (the “Fund”), a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on January 7, 2021. Your comments and the Trust’s responses are set forth below.
1) It is the Staff’s position that pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), in order for the Fund to include the term “Hydrogen” in its name, it must have a policy that 80% of the Fund’s assets will be invested in hydrogen companies as well as a policy related to the Fund’s status as an index fund that 80% of the Fund’s assets will be invested in the Indxx Global Hydrogen Index (the “Index”). The Staff considers a company to be a hydrogen company if the company’s economic fortunes are primarily tied to hydrogen. Two accepted tests to determine whether a company is a hydrogen company are whether the company obtains 50% of its revenue from its hydrogen business and whether it obtains 50% of its profits from its hydrogen business. Other reasonable tests may exist, and the Staff will consider any test proposed by the Trust on a case-by-case basis.
The Trust respectfully disagrees with the Staff’s concerns for several reasons. First, historically, the “50% of revenues or profits” test comes from the Certain Countries or Geographic Regions portion of the Names Rule (i.e., Rule 35d-1(a)(3)). The Adopting Release endorses that test for determining whether a fund’s assets are tied to the economic fortunes and risks of a country or geographic region.
As proposed, Rule 35d-1 would have required a fund with a name that suggested a focus in a particular country or geographic region to have its investments in:
1) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region;
2) securities that are traded principally in the country or region suggested by the company's name; or
3) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region. (66 Fed. Reg. 8509, 8512 n. 24 (Feb. 1, 2001))
Notably, the final version of Rule 35d-1 dropped this requirement . In this regard, the Adopting Release of Rule 35d-1 says that “[t]he disclosure approach that [the Staff is] adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” (66 Fed. Reg. 8509, 8512). The footnote to this sentence states that “if an investment company uses a criterion that require[s] qualifying investments to be in issuers that derive a specified portion of their revenues or profits from goods produced or sold, investment made, or services performed in the applicable country or region, or that have a specified portion of their assets in that country or region, the Division… would expect the portion used to be at least 50%, in order for the investments to be deemed to be economically tied to the country or region.” (66 Fed. Reg. 8509, 8512 n. 26). Conversely, if a company does not use a criterion that requires qualifying investments of the type described, then it has flexibility to invest in additional types of investments that … expose the company’s assets to the economic fortunes of the country or region named. In short, even funds that include the name of a country or region in their names are not subject to the strict 50% tests being applied by the SEC staff in this instance to the term "hydrogen” in the Fund’s name. Rather, even they are allowed greater flexibility to determine whether a company is exposed to the economic fortunes of a country or region. Thus, even assuming that the 80% test, which was designed for funds whose names include a country or region, can be properly extrapolated to fund names that include terms like “hydrogen,” registrants should have equal flexibility to count toward their 80% requirement issuers who do not meet one of the 50% tests, as the Trust does here, by including issuers whose economic fortunes, though not their current revenues or profits, are tied to the hydrogen industry. (Emphasis added in quotations above.)
Further, the 80% requirement cannot be extrapolated to terms such as “hydrogen” by simply declaring hydrogen securities to be an asset class, like equity and fixed income securities. Nor can the 80% requirement, inclusive of the 50% revenue or profits test, be applied to the term "hydrogen" by simply declaring hydrogen securities to be a type of investment. Consider Question 6 in the Staff’s Frequently Asked Questions regarding Rule 35d-1. FAQ #6 provides as follows:
Q: Does rule 35d-1 apply to funds that use the terms "small-cap," "mid-cap," and "large-cap?"
A: Yes. Terms such as "small-, mid-, or large-capitalization" suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms "small-, mid-, or large-capitalization," registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the Staff. (Emphasis added.)
In short, FAQ #6 allows registrants largely to “use any reasonable definition” of investment types; and here, the Trust proposes a reasonable definition of hydrogen companies. More specifically, the Trust defines hydrogen companies and the hydrogen industry as including:
•
Fuel Cell and Battery: Companies manufacturing fuel cells and batteries that are run on hydrogen-based technology;
•
Hydrogen Systems and Solutions: Companies that offer equipment, components, or technology used in the hydrogen industry including those involved in providing solutions and systems for hydrogen generation, storage, and supply;
•
Hydrogen Production and Generation: Companies that are involved in the process of hydrogen generation. This includes production of hydrogen in either liquid or solid form;
•
Membrane and Catalyst: Companies that design and/or produce membranes, filters, catalyst, or membrane assemblies for hydrogen and other fuel cell technologies; and
•
Hydrogen Storage and Supply: Companies engaged in providing storage and transportation services of hydrogen as well as companies that supply hydrogen to various users and operate hydrogen fueling stations domestically or globally.
The Trust employs this definition because the index that the Fund seeks to track employs this definition. However, based upon the index methodology document, Registrant believes that the index's definition of hydrogen companies supports inclusion of the word “Hydrogen” in the fund’s name. Among other reasons, the index is clearly designed and will whenever possible include 30 constituents, all of whom qualify as “Pure Play” (hydrogen) companies. “Pure Play” companies are those that derive 50% or more of their revenue from the hydrogen industry (i.e., providing goods and/or services to the hydrogen industry, including hydrogen generation, hydrogen storage, hydrogen transport, hydrogen supply fuel cells and hydrogen fueling stations). While the index methodology includes rules for compiling the index when 30 Pure Play companies do not exist, the clear intent of the index is to include 30 Pure Play companies.
Further, based on the Trust's review of current index constituents, the index appears to include companies whose fortunes are firmly tied to the success of the hydrogen industry. An example is Linde, plc which is a global industrial gases and engineering company whose website focuses on the transition to clean hydrogen and developing technologies related to that transition. Linde, plc recently announced that it will supply liquid hydrogen and related infrastructure for the world’s first operational hydrogen-powered ferry. Linde emphasizes its focus on hydrogen as the company is participating in a joint venture to produce and market green hydrogen and develop integrated hydrogen energy solutions and has built the world’s first hydrogen station for fuel cell-powered passenger trains. In short, Linde appears to have a significant amount of its economic fortunes tied to its success in developing hydrogen technology and supplying hydrogen to various companies.
Another example is Air Products and Chemicals (“Air Products”). Air Products holds itself out as being a world-leading supplier of hydrogen with large-scale hydrogen plants and the world’s largest producer of outsourced hydrogen to oil refineries. In the Air Products 2020 annual report, it notes it has acquired five U.S. operating hydrogen plants and is investing $7 billion in a project that will allow Air Products to supply carbon-free hydrogen to power business and trucks. Based on such due diligence, the Trust believes among other considerations, the Fund’s name is consistent with the requirements of Rule 35d-1 and the related FAQs, and is not misleading.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC